Exhibit E

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Elliott Fact-Checks Riverbed’s Misleading Comments

Moelis Presentation Verifies Attractiveness of Elliott’s $21-per-share bid

Elliott’s Bid, Other Legitimate Indications of Buyer Interest Represent Clearly Superior Path versus

Riverbed’s Status Quo of Underperformance

NEW YORK (March 11, 2014) – Elliott Management Corporation (“Elliott”) today issued a public response to a series of grossly misleading statements made last week by executives of Riverbed Technology (NASDAQ: RVBD).

“By publicly denying the buyer interest that has been expressed to the Company and by comparing the value of Elliott’s bid to a false reality, Riverbed’s Management and Board have crossed a line from failing shareholders to actively misleading them as well,” said Jesse Cohn, portfolio manager at Elliott. “It is bad enough that this Board has overseen a history of poor execution, an overpriced acquisition and severe stock price underperformance relative to all relevant benchmarks and peer averages over any period of time. Now, this same Board is allowing management to make highly misleading statements in the face of a very real opportunity to maximize value for shareholders through a transaction.”

Riverbed’s stock price performance speaks for itself:

	Stock Price Performance (1) (2)
	1-Year	2-Year	3-Year	4-Year	5-Year
RVBD	(35.0)	(49.4)	(48.9)	39.5	126.9
10-K Peers (3)	16.3	20.3	4.7	75.0	177.1

Over / (under) performance	(51.3)	(69.7)	(53.7)	(35.5)	(50.3)

RVBD	(35.0)	(49.4)	(48.9)	39.5	126.9
Proxy Peers (4)	6.4	(8.3)	6.8	82.4	254.0

Over / (under) performance	(41.4)	(41.1)	(55.8)	(42.9)	(127.1)

RVBD	(35.0)	(49.4)	(48.9)	39.5	126.9
Index Average (5)	31.4	46.4	61.8	89.3	132.9

Over / (under) performance	(66.4)	(95.7)	(110.7)	(49.8)	(6.1)

Source: Bloomberg, company filings

(1)	Performance measured to 10/29/13, which represents the day before Elliott began significant purchases of RVBD stock. For reference, Elliott filed its 13D on 11/8/13 and Riverbed closed at $15.11 on 11/7/13.
(2)	Calculated using a “total return” calculation which includes impact of both stock price performance and dividends.
(3)	Includes CA, CPWR, CSCO, CTXS, FFIV, NTCT, and RDWR.
(4)	Includes AKAM, ARUN, ADSK, CTXS, FFIV, FTNT, INFA, NTGR, NUAN, PLCM, RAX, RHT, ROVI, TIBX, and VRSN.
(5)	Average of NASDAQ Composite Index and S&P 500.

In response to this outrageous behavior, Elliott is providing shareholders with the facts in the form of a fact-check that exposes Riverbed’s misleading statements. In addition, Elliott has filed a presentation by the highly respected investment bank Moelis & Company, which validates the attractiveness of Elliott’s $21-per-share bid for Riverbed. This document was filed this morning as an exhibit to Elliott’s amended 13D and is available at www.sec.gov.

“Riverbed purports to take seriously any offer that is ‘serious’ and ‘credible.’ As the presentation put forward by Moelis today shows, our bid of $21-per-share represents compelling value for Riverbed shareholders that any responsible Board should explore,” Cohn stated. “The clear and correct path forward is for the Board to stop misleading shareholders and instead allow all interested buyers, including Elliott, to conduct diligence with an eye toward exploring a value-maximizing transaction.”

Elliott, affiliates of which collectively own or have economic exposure to approximately 10.5% of the common stock and equivalents of Riverbed Technology, Inc., is a multi-strategy investment firm with deep experience investing in public and private companies.

Full text of the fact-check is below:

At an investor conference last week, Riverbed CFO Ernie Maddock made a number of statements about buyer interest in Riverbed that are simply inconsistent with the facts. The same day, Riverbed CEO Jerry Kennelly gave an interview to Bloomberg News that doubled down on these misleading distortions.

•	When asked whether the Company had received unsolicited offers in the $25 range, Maddock replied, “I think it’s reasonable to assume that, had those existed, there would have been some response.” Riverbed CEO Jerry Kennelly subsequently told Bloomberg that no “serious” party had made a “credible” bid for the Company.

•	FACT: Based on Riverbed’s own direct admissions to Elliott, numerous parties have contacted the Company to express interest in buying Riverbed. Despite Maddock and Kennelly’s attempts to mislead shareholders, this strong buyer interest exists, it has been directly expressed to the Company and its advisors, and it has thus far been completely ignored by Riverbed’s Board. Furthermore, despite making a $21-per-share cash bid and indicating that we could potentially increase our own offer if given access to diligence, Riverbed has denied us the opportunity to conduct any diligence.

•	When asked to explain the analysis behind the Company’s assertion that Elliott’s $21-per-share bid undervalued the Company, Maddock stated, “We did the traditional math, and looked at growth rates … And the conclusion was that as things exist today, there is likely more opportunity in allowing the Company to continue to execute its plan.”

•	FACT: There are real questions about execution. Riverbed has been touting an “illustrative operating plan” of consistent 10% revenue growth – something that is not actually being achieved. We cannot understand why Riverbed’s Board and management believe it is acceptable to tell shareholders they are modeling 10% annual revenue growth when guidance as of their last earnings call was “between 4% and 6%” – a range that is approximately half that amount.

•	When asked about the possibility of running a sale process, Maddock said, “We’re choosing to take our time, energy, and attention and focus it on the execution of our business plan, which ultimately is the way of creating long-term shareholder value and that’s what we’re paid to do.”

•	FACT: Riverbed’s Board has an obligation to maximize shareholder value. Refusing even to entertain the strong buyer interest that exists – interest at levels that represent premium valuations above what the Company is capable of achieving on a stand-alone, publicly traded basis – is not consistent with the Board’s fiduciary obligation and severely compromises its commitment to shareholders.

•	In defending his unwillingness to allow Elliott and the other numerous interested buyers to conduct expedited diligence, Kennelly stated “we’re not a proper target for activism. There’s nothing broken to fix.”

•	FACT: First, Kennelly is attempting to mislead by discussing activism: Elliott is a potential buyer of Riverbed. Elliott has put a serious, credible and fair premium offer on the table. Elliott has hired Moelis & Co. as its M&A advisor. These actions demonstrate Elliott’s intentions to acquire the business outright. Boards that take their obligation to shareholders seriously, particularly boards of underperforming companies, typically respond to such offers by providing appropriate diligence to the potential acquirer and to other interested buyers with the goal of eliciting the highest and best offers for the Company. We have been encouraging this Board to do just that.

Second, given severe and consistent stock price underperformance, its value-destructive track record in acquisitions and its poor execution over an extended timeframe, Riverbed is absolutely a “proper target for activism.”

Finally, in relation to the last part of Kennelly’s statement, no CEO should ever state that there is “nothing broken to fix.” This represents dangerous complacency and as the well-respected Silicon Valley businessman Andy Grove once observed, “Complacency breeds failure.”

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Cautionary Statement Regarding Forward-Looking Statements

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

About Elliott Management Corporation

Elliott Management Corporation manages two multi-strategy hedge funds which combined have more than $23 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest hedge funds under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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